Exhibit (a)(5)


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                                                         PRESS RELEASE
                                                         FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 510-631-9100

December 23, 2002


MP VALUE FUND 7, LLC; MP INCOME FUND 19, LLC; and MACKENZIE PATTERSON SPECIAL FUND 6, LLC (collectively the "Purchasers") are offering to purchase up to 10 Units of limited partnership interest (the "Units") in SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP, a Maryland limited partnership (the "Partnership") at a purchase price equal to $102,000 per Unit. On November 29, 2002, the Partnership filed a Current Report with the Securities and Exchange Commission which disclosed the following:


"On November 14, 2002, Springhill Lake Investors Limited Partnership refinanced the mortgage encumbering Springhill Lake Apartments located in Greenbelt, Maryland. The new mortgage replaced mortgage indebtedness of approximately $50,300,000 with a new mortgage of $113,100,000. After repayment of the existing mortgage and payment of closing costs, prepayment penalties and operating reserves, the Partnership received net proceeds of approximately $52,550,000. The Managing General Partner is currently evaluating the amount of net proceeds to be distributed to the partners."

The Partnership has not disclosed the amount or timing of any distribution of net refinancing proceeds, and there can be no assurance that any such proceeds will be distributed in the immediate future. The refinancing will not affect the Purchasers' offer for Units.

         For further information, contact Christine Simpson at the above telephone number.